Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and the related Prospectus of BJ’s Restaurants, Inc. for the registration of common stock, preferred stock, warrants, depositary shares and units and to the incorporation by reference therein of our report dated March 1, 2021, with respect to the consolidated statements of operations, shareholders’ equity and cash flows of BJ’s Restaurants, Inc. for the year ended December 29, 2020, included in its Annual Report (Form 10-K) for the year ended January 3, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

March 16, 2023